MORGAN STANLEY & CO. INCORPORATED
1585 BROADWAY
NEW YORK, NEW YORK 10036
November 4, 2005
VIA EDGAR AND FACSIMILE
Michele M. Anderson
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

RE:	iRobot Corporation Registration Statement on Form S-1 File No. 333-126907
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of iRobot Corporation that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement may become effective at 4:30 p.m. Eastern Time on Tuesday, November 8, 2005, or as soon as practicable thereafter.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between October 24, 2005 and the November 3, 2005, copies of the preliminary prospectus dated October 24, 2005 were distributed by us as follows:

10,386	sent to 5 Prospective Underwriters
1,294	sent to 1,294 Institutions
5	sent to 5 Securities Dealers
195	sent to 195 Individuals

15,880	Total

Securities and Exchange Commission
November 4, 2005

     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
J.P. MORGAN SECURITIES INC.
FIRST ALBANY CAPITAL INC.
NEEDHAM & COMPANY, LLC
ADAMS HARKNESS, INC.

As Representatives of the Several Underwriters

By: MORGAN STANLEY & CO. INCORPORATED

By: /s/ John Tyree
Name:	John Tyree
Title:	Executive Director